Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 1, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10587
Balanced Income Equity and ETF Portfolio, Series 60
(the “Trust”)
CIK No. 1956199 File No. 333-269127

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please add distressed debt securities to the list of investment types that the ETF portion of the Trust invests in (consistent with the risk disclosure) if it is a principal investment of the Trust.

Response:The Trust notes that distressed debt securities will not rise to a level of principal investment for the Trust. However, the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. Therefore, the Trust believes the current risk disclosure is necessary for investor comprehension.

2.The Staff notes that the disclosure states, “The Sponsor created an initial universe of Common Stocks by selecting stocks that trade on a U.S. stock exchange either directly or through an ADR (American Depositary Receipt), have a market capitalization of greater than $5 billion, have a current dividend yield greater than the S&P 500® Index and have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust’s purchases and/or redemption requirements.” If true, please insert “average of companies in the…” before “S&P 500® Index.”

Response:The disclosure has been revised in accordance with the Staff’s comment.

3.The Staff notes the disclosure states, “In addition to the investments described above, the Trust invests in, or the Funds held by the Trust invest in: foreign securities including Global Depositary Receipts and New York Registry Shares) and companies with various market capitalizations.” Please clarify whether this should state mid- and large capitalization based on the $5 billion market cap threshold noted above.

Response:The Trust anticipates, based on the prior series, that it may have exposure to mid capitalization companies. However, the exposure may not rise to the level of a principal investment. In such case, the small and/or mid capitalization risk would be disclosed in the “Non-Principal Risks” section. The Trust believes the risks associated with small and mid capitalization companies are similar enough to be combined for a reasonable investor to comprehend. As such, it is the Trust’s policy to indicate in the “Additional Portfolio Contents” section that the Trust invests in “companies with various market capitalizations.” Nevertheless, if the Trust’s final portfolio does not contain exposure to small and/or mid capitalization companies, the reference to “companies with various market capitalizations” will be changed to “large capitalization companies.”

Risk Factors

4.If the Funds held by the Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:If the Trust’s final portfolio has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

5.The Staff notes the disclosure states, “Federal funds rate to near-zero, and numerous economic stimulus packages.” Please add when these measures ended.

Response:The disclosure has been revised as follows:

“As a result of the COVID-19 pandemic, governments and central banks, including the Federal Reserve, took extraordinary and unprecedented actions to support local and global economies and financial markets. These measures included, among other policy responses, a $700 billion quantitative easing program, a reduction of the Federal funds rate to near-zero, and numerous economic stimulus packages, which largely ended in mid-2022.”

6.The Staff notes the disclosure states, “The impact of these and additional measures taken in the future, and whether they will be effective in mitigating economic and market disruptions, including upward pressure on prices, will not be known for some time.” Please confirm if this is still accurate.

Response:Given the proximity of the measures taken by governments and central banks to today’s current market climate, the Trust believes the disclosure, as currently presented, is accurate. The impact of such measures has yet to be seen given current volatility in the market and the uncertainty surrounding a potential recession.

7.If the Trust only invests in stocks of companies with market caps over $5 billion, please add the risks of investing in mid cap companies in addition to large cap companies.

Response:If the Trust’s final portfolio has exposure to small and/or mid capitalization companies, appropriate disclosure will be added to the prospectus. Please refer to the Trust’s response to Comment 3 above.

8.If the above comment is incorrect, please include the risks of investing in small and/or mid capitalization companies, as the “Additional Portfolio Contents” section states the Trust will invest in companies with various market capitalizations.

Response:If the Trust’s final portfolio has exposure to small and/or mid capitalization companies, appropriate disclosure will be added to the prospectus. Please refer to the Trust’s response to Comment 3 above.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon